

February 4, 2010

Mail Stop 4631

<u>Via U.S. Mail and Facsimile</u>

Mr. Dimitrios Argyros, Chairman of the Board,
 President and Chief Executive Officer.
Euro Solar Parks, Inc.
81 Elmwood Avenue
Ho-Ho-Kus, NJ 07423

Re: Euro Solar Parks, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed on: February 2, 2010
File No.: 333-163600

Dear Mr.Argyros:

We have reviewed your filing and have the following additional comments.

<u>Prospectus Cover Page</u>

1. Please eliminate any redundant information on the cover page. For example, in the first paragraph we note in the first sentence that no public market currently exists for the securities being offered and similar disclosure is made in the fourth sentence. Also, we note in the second sentence that the company will not receive any financial benefit from the sale of these shares and similar disclosure is made in the sixth sentence. Please revise your disclosure.

2. Please include a cross-reference to the risk factors section, including the page number where the section begins in the prospectus. Highlight this cross-reference by boldface or some other prominent type as required by Item 501(b)(5) of Regulation S-K.

3. As previously requested, the prospectus "Subject to Completion" legend which is currently in the fourth paragraph on the cover page should be set forth in boldface or some other prominent type. Please see Item 501(b)(10)(iv) of Regulation S-K.

<u>Summary of Prospectus</u>
<u>General Information About Our Company, page 5</u>

4. In your initial reference to "PV systems" in the penultimate paragraph, please clarify that you are referring to photovoltaic systems. We note this disclosure and

33your description of these systems under "Government and Industry Regulation" on page 22.

5. The last sentence in this discussion, which states that the company plans to "start with operational work at the beginning of 2010," should be updated or revised to provide a more specific time frame for starting operational work. In addition, please disclose when you anticipate generating revenues from your operations.

Risk Factors, page 8

6. Some of your risk factors subheadings currently either state a fact about your business, such as "Going Concern", "We do not have any signed agreements or contracts at this time", and "Assets and Operations Outside the United States". Some of your risk factors subheadings currently describe an event that may occur in the future, such as "We may not be able to raise additional capital on acceptable terms" and "We may have significant delays". Please revise each subheading to ensure that it reflects and accurately summarizes the risk that you discuss in the accompanying text. Briefly state in your subheadings the risks that result from the facts or uncertainties stated. Please refer to Item 503(c) of Regulation S-K.

We do not have any signed Agreements or Contracts at this time, page 9

7. Update the disclosure from the September 30, 2009 date to the most practicable current date.

Description of Our Business, page 18

8. We note your response to comment 16 in our letter dated January 4, 2010. Please clarify for us whether, as your response and disclosure seem to suggest, you expect to be able to construct and complete an operational power plant in "9 to 12 months" at a cost of "$100,000 to $150,000." If this is not the case, please revise your disclosure to differentiate between the start-up costs you expect to incur in order to put you in a position to begin to construct your first power plant and the costs of actually building that power plant. Please include your projected timetables for each of these stages.

Government and Industry Regulation

Dependence on government subsidies and economic incentives, page 29

9. We note your response to comment 25 in our letter dated January 4, 2010. As previously requested, please revise your disclosure to address the subsidies and incentives in the countries where you plan to do business.

Selling Shareholders, page 24

10. We note your response to comment 28 in our letter dated January 4, 2010. For each of the selling security holders that is not a natural person, please revise your disclosure to add a footnote that identifies by name the natural persons who exercise voting or investment control or both with respect to the shares held by that selling security holder. Please refer to Question 140.02 of the Division's Compliance & Disclosure Interpretations for Regulation S-K, which can be found on our website. In addition, as previously requested, please disclose how the selling security holders acquired the securities they may offer and sell pursuant to the registration statement.

Financial Statements, page 30

11. Please amend your Form S-1 to include the report of the independent registered public accounting firm and the audited financial statements as of and for the fiscal year ended December 31, 2008, in additional to your interim financial statements for the nine-months ended September 30, 2009. Refer to Item 11(e) of Form S-1 for guidance. Please also refer to the guidance in Article 8-08 of Regulation S-X for guidance on the age of audited financial statements included in a registration statement.

Item 15. Recent Sales of Unregistered Securities, page 54

12. Please state briefly the facts relied upon to make the Regulation D, Rule 506 exemption from registration under the Act available as required by Item 701(d) of Regulation S-K.

Item 17. Undertakings, page 63

13. As we have previously requested, since your prospectus covers a secondary offering, the undertaking required by Item 512(a)(6) of Regulation S-K is inapplicable to this offering and should be deleted. Accordingly, please delete undertaking (6) on page 56 in your next amended registration statement.

Exhibit 5.1

14. We note that counsel's opinion refers to 671,800 shares. Please have counsel revise its opinion to refer to the correct number of shares being registered. The revised opinion should be signed and dated by counsel and filed with your next amendment.

*   *   *   *   *   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tracey Houser, Accountant at (202) 551-3753 or Al Pavot, Accounting Reviewer at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Dorine H. Miller, Financial Analyst at (202) 551-3711 or, in her absence, Dietrich King, Legal reviewer at (202) 551-3338 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Jay Smith, Esq.
        Novi & Wilkin
        Attorneys at Law
        1325 Airmotive Way, Suite 140
        Reno, NV 89502